Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 24, 2017

VIA COURIER AND EDGAR

Larry Spirgel
Assistant Director
AD Office 11 — Telecommunications
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                             WideOpenWest, Inc.
Registration Statement on Form S-1
Filed March 23, 2017
File No. 333-216894

Dear Mr. Spirgel:

On behalf of our client WideOpenWest, Inc., a Delaware corporation (the “Company” or “WOW”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter, dated April 19, 2017, from the staff of the Commission (the “Staff”). In addition, Amendment No. 1 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers in the Company’s responses correspond to page numbers in Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form S-1

Strong Financial Performance Benefitting from the Mix Shift to HSD, page 5

1.                                      Staff’s comment: Please accompany your discussion of your “strong financial performance” with balancing disclosure addressing your historical revenue fluctuations and unprofitability.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 5 of Amendment No. 1.

Distribution, page 9

2.                                      Staff’s comment: We note your disclosure regarding the dissolution of your indirect parent company, WideOpenWest Holdings, LLC, in connection with this offering. For clarity, please consider providing an organizational chart showing your corporate structure both before and after the offering.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added a post-offering organizational chart on page 9 of the Registration Statement.  The Company believes that a pre-offering organizational chart would be of limited value in understanding the offering.

Use of Proceeds, page 43

3.                                      Staff’s comment: Disclose the amount of debt to be discharged with proceeds from the offering. Disclose the interest rate and maturity of such indebtedness.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not yet made a final determination regarding the indebtedness that will be repaid using proceeds from the offering. The Company expects to revise the disclosure in a subsequent amendment to the Registration Statement to include the outstanding debt the Company intends to repay using proceeds from the offering and other items required in compliance with Instruction 4 to Item 504 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

4.                                      Staff’s comment: We note your focus on “maintaining a profitable video subscriber base.” We also note the challenges that you discuss in relation to this goal such as increasing programming costs, limits to your ability to negotiate lower programming costs, and the potential inability to pass along programming cost increases to your customers. In light of these pressures, and your statement that you intend to “increase the channel capacity of [your] systems and add programming to [your] expanded basic and digital programming tiers,” please provide further detail as to how you intend to maintain a profitable video subscriber base.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove the referenced disclosure. Please see page 20 of Amendment No. 1.

5.                                      Staff’s comment: We note your disclosure of gross profit by service type on page 52. To provide investors with insight regarding your gross profit margins, please also include an analysis of gross profit by service type, similar to your revenue discussion on page 62. Also, for each service type, disclose how you calculated the gross profit including how you allocated cost of revenue to each service.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 64-65 and 70 of Amendment No. 1.

Critical Accounting Policies and Estimates, page 55

Valuation of Plant, Property and Equipment and Intangibles, page 55

6.                                      Staff’s comment: We note that your indefinite lived intangible asset, franchise operating rights, accounted for 38% of total assets as of December 31, 2016. We also note that your current disclosure in critical accounting estimates does not provide investors with insight into how you determined that these rights have an indefinite life. In this regard, expand your disclosure to discuss why you have determined that your franchise rights have an indefinite useful life.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it conducts its cable operations under the authority of state cable television franchises, except in Alabama and parts of Michigan where it continues to operate under local franchises.  The Company’s franchises generally have service terms that last from five to 15 years, but it operates in some states that have perpetual terms.  All of the Company’s term-limited franchise agreements are subject to renewal.  The renewal process for its state franchises is specified by state law and tends to be a simple process, requiring the filing of a renewal application with information no more burdensome than that contained in its original application.  Although renewal is not assured, there are provisions in the law that protect the Company from arbitrary or unreasonable denial.  This is especially true for competitive cable providers like the Company.  In most areas in which the Company operates, it is a “competitive” operator, meaning that it competes directly in the service area with at least one other franchised cable operator.  The Cable Television Consumer Protection and Competition Act of 1992 (the “Cable Act”) says that “a franchising authority may not…unreasonably refuse to award an additional competitive franchise.”  The Cable Act also provides a formal renewal process that protects cable operators against arbitrary or unreasonable refusals to renew a franchise.  In those few areas where the Company operates under local franchises, it can use this formal renewal process if needed.

In the Company’s experience, state and local franchising authorities encourage its entry into the market, as its competitive presence often leads to overall better service, more service options and lower prices.  In the experience of the Company and its expert advisors, it has not been the practice for a franchising authority to deny a cable franchise renewal.  The Company has never had a renewal denied. The Company further advises the Staff that it has revised the disclosure on pages 56-57 of Amendment No. 1.

Asset Impairments, page 56

7.                                      Staff’s comment: We note you use the multi-period excess earnings method to value your franchise rights. In this regard, please tell us what analysis you performed to assess the reasonableness of your conclusions and how you considered other income approaches, such as the Greenfield approach. If you did analyze your conclusions using other methodologies, please tell us if the fair value determined under the multi-period excess earnings method would be materially different from the fair value determined under the Greenfield or other methodologies.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it values its franchise rights using the multi-period excess earnings method (“MPEEM”) under the income approach.  This valuation method is based on separating the forecasted revenues between those attributable to the franchise operating rights and those attributable to the customer relationships. The operating cash flows are then calculated by determining the costs required to generate revenue from the franchise operating rights, referred to as contributory asset charges. The premise is that the projected cash flows from the franchise operating rights should exclude a return on and return of the tangible and intangible assets purchased and employed in the generation of those cash flows. Contributory asset charges represent the fair required return on all assets that are necessary for the realization of the cash flows generated by each intangible asset.

Conceptually, the MPEEM is the same as the Greenfield method, but the Greenfield approach is based on the premise that an entity begins with only the franchise right. Starting with only the franchise right, cash flows are forecast to reflect required resources and eventual returns from the build-out of the operations and the acquisition of customers. The theory underlying this approach is that the owner incurs the start-up costs, initial losses, and capital investment that reflect the creation of all other intangible assets, thus directly isolating and valuing the franchise right. The key assumptions in the Greenfield method are primarily around start-up (i.e., timing and cost).

In evaluating which method to rely on, the MPEEM was determined to provide a reasonable conclusion based on the following:

•                  the MPEEM has long been relied on and accepted to value franchise rights in the cable industry;

•                  the cash flows which underlie the MPEEM are based upon management’s forecast for the overall business. These forecasts are also the basis for management’s decision making (i.e., directing investments), as well as the beginning point in determining a purchase price in a transaction scenario; as such, there is direct linkage between market participant inputs and the use of management’s forecasted cash flows;

•                  in the MPEEM, there are a number of inputs which can be corroborated/observed, by both historical performance of the reporting unit as well as published data for the cable industry (i.e., market growth rates, customer churn rates, profit margins, and a market participant cost of capital);

•                  there are also a number of additional complexities in applying the Greenfield method in the cable industry:

•                  there is a lack of available start-up data in the cable industry as compared to other industries; as such, there is little basis to evaluate the reasonableness of the build-out/ramp-up period, start-up costs (primarily operating expenses as the value of the fixed assets can be determined), and optimal network configuration, among others. As the Greenfield method is very sensitive to these assumptions, the lack of start-up data can raise questions around the reasonableness of the overall conclusion it generates; and

•                  applying the Greenfield method presents challenges with respect to how it incorporates an assumption that the net present value of contributory intangible assets which are income based is zero, which can have the effect of overvaluing the franchise right.

In evaluating the reasonableness of the MPEEM conclusions, the Company considered the following:

•                  market data — the franchise right value is driven by the same factors which affect the fair value of the related reporting unit (i.e., present value of future cash flows) — as such changes in observed overall market conditions via valuation multiples were considered if there was a meaningful change in the underlying franchise right. This is consistent with the concept of calibration presented in ASC Topic 820 (820-10-35-24C); and

•                  in addition to valuing the franchise right, the reporting unit which maintains the franchise right was also valued. This is relevant as the key inputs (revenue growth, profitability and discount rate) in the MPEEM are derived from those in the reporting unit valuation. Because the reporting unit was valued using both an income approach (DCF method) and market approach (via a comparable company and comparable transaction method) and reasonably reconciled, it can be determined that the cash flow inputs used in DCF of the reporting unit are also reasonable (and market participant) in the MPEEM for the franchise rights.

8.                                      Staff’s comment: It appears that each franchise operating right is a unit of accounting. Tell us if each franchise operating right represents a geographical area or how you determine your unit of accounting for impairment testing.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that for purposes of impairment testing, the Company defines a unit of accounting as a geographical market where it provide services.  Each geographical market may include several franchise operating agreements, depending upon the legal and geographical definitions of each franchise.  The Company monitors and evaluates the operating and financial performance of each of its geographical markets separately.

9.                                      Staff’s comment: With regard to impairment testing, for the periods presented, disclose whether you used the qualitative method or quantitative method to assess recoverability for your franchise rights. For each unit of accounting (with a material franchise balance) that faces impairment risk, please disclose:

•                  the percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

•                  quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 56-57 of Amendment No. 1.

10.                               Staff’s comment: Disclose the extent to which your expected future cash flows associated with franchise rights are affected by your intent and /or ability to renew or extend the arrangement in accordance with ASC 350-30-50-4.

Response: The Company acknowledges the Staff’s comment and respectfully confirms that, consistent with ASC 350-30-50-4, the Company intends to renew or extend each of its franchise rights as and when any such rights are scheduled by their respective initial or renewal terms to expire.  In addition, the Company respectfully directs the Staff to its response to Comment No. 6 above which, inter alia, addresses in detail the Company’s ability to renew or extend each of its franchise rights.

11.                               Staff’s comment: We note that your goodwill accounted for 20% of total assets as of December 31, 2016. We also note that your current disclosure in critical accounting policies and estimates does not provide investors with insight with regard to impairment testing methods used for the periods presented. In this regard, for the periods presented, disclose whether you used the qualitative method or quantitative method to assess recoverability for goodwill. Also, for each reporting unit (with a material goodwill balance) that faces impairment risk, please disclose:

•                  the percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

•                  quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each reporting unit.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 56-57 of Amendment No. 1.

Results of Operations — Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 61

Revenue, page 62

12.                               Staff’s comment: We note your statement that RGUs declined by $102.7 million and ARPU increased by $84.7 million between the year ended December 31, 2015 and December 31, 2016. Please expand your disclosure to state the underlying reason(s) for the fluctuations, including known trends and uncertainties.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 63 of Amendment No. 1.

13.                               Staff’s comment: You state that ARPU of your customer base is “calculated as subscription revenue for each of the HSD, Video and Telephony services divided by the average total RGUs for each service category for the respective period.” In order to provide investors with specific insight as to trends of each ARPU factor, please disclose subscription revenue and average RGUs for each service category for each respective period.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 63 of Amendment No. 1.

Operating Expenses (Excluding Depreciation and Amortization), page 63

14.                               Staff’s comment: Explain the correlation between the decrease in Video programing costs and decreases in Video RGUs. In addition explain the drop in Video programing costs.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 64 of Amendment No. 1.

Income Taxes Benefit (Expense), page 64

15.                               Staff’s comment: On page 65 you state that, “as a result of the WOW! Finance’s change in tax status, the Company recorded a deferred tax benefit of $103.6 million due to a reversal of a portion of its existing valuation allowance.” Please explain this statement. Tell us specifically how you determine that a portion of your existing valuation allowance should be reversed. Refer to your basis in accounting literature. Disclose this information in your critical accounting policies and estimates.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as a result of WideOpenWest Finance’s change in tax status, the Company was required to recalculate its valuation allowance due to changes in its organizational structure and income tax filings.  Under ASC 740-10-30-16, the Company is required to reduce the measurement of deferred tax assets not expected to be realized.  Due to the existence of negative evidence in the form of historical pre-tax losses, the Company is not relying on projections of future taxable income.  Consistent with ASC

740-10-30-18, the Company is only considering the existence of deferred tax liabilities that will reverse within the carryforward period as a source of taxable income in the calculation of the valuation allowance.  The Company respectfully directs the Staff to pages 59-60 of Amendment No. 1.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, page 66

16.                               Staff’s comment: Explain how the declines in total subscription revenue and video subscription revenue attributable to the disposition of the South Dakota systems ($56.6 million and $19.8 million, respectively) were greater than the total subscription revenue and video subscription revenue declines for the entire year ($47 million and $9.7 million, respectively).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the variance in subscription revenue for the year ended December 31, 2015 compared to the year ended December 31, 2014 is impacted by both decreases attributable to the disposition of the South Dakota system as well as a $63.5 million increase in total subscription revenue as a result of increases in the ARPU of the Company’s customer basis.  The Company has disclosed this increase on page 68 of Amendment No. 1.

Our Business, page 72

Our Systems and Markets, page 75

17.                               Staff’s comment: Indicate whether the Midwestern and Southeastern United States will continue to be your focus in the future or are there plans to extend the Company’s business into other geographic regions?

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that as of the date hereof it plans to continue to focus its business in the Midwestern and Southeastern United States and has no current plans to extend its business into other geographic regions.

18.                               Staff’s comment: We note your market chart on page 76. Please clarify that the cities listed in the chart are not your actual markets but instead you provide service to the suburbs of these markets. Discuss the barriers to entry into the specific cities listed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 76 of Amendment No. 1 to clarify that the cities on the chart are not the Company’s actual markets and further respectfully directs the Staff to page 5 of Amendment No. 1, “Prospectus Summary—Our Business—Our Strengths—Attractive Geographic Footprint and Favorable Competitive Dynamics” for additional disclosure regarding barriers to entry.

The cities listed on the chart are not necessarily communities we serve, but are intended to identify general geographic areas that we serve.  For example, we do provide service in some parts of Chicago, but we do not serve Detroit or Cleveland.  Rather, we serve suburbs of those general market areas.  From a legal standpoint, in order to provide service to a new community, we must obtain a new cable franchise for the community or amend our existing state franchise to include the new service area.  As discussed above, we operate predominantly under state franchises, which have a simple process for adding new service areas.  As a competitive provider of cable service, we are protected from unreasonable denial of entry into a new service area (see, 47 U.S.C. §541(a)(1)), and, as a practical matter, we have amended several of our state franchises to include additional service areas, and we have never been denied entry into a new service area.

Our Business, page 72

Accelerate Investment in Highly Accretive Network Edge-Out Builds, page 79

19.                               Staff’s comment: We note your statement that average capital expenditures per acquired customer represents “a mid-single digit multiple” of your average customer’s annual Adjusted EBITDA contribution and that you expect this multiple to decrease over time. We also note that your capital expenditures have increased in the past fiscal year, including capital expenditures related to edge-outs and business services. Please supplement this discussion here and elsewhere regarding reducing capital expenditures with management’s view regarding capital expenditure trends in the future especially in light of statements pointing to increased capital expenditures for edge-outs and business services.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 83 of Amendment No. 1.

Competition, page 83

20.                               Staff’s comment: We note your belief that “some customers” have chosen to receive video over the Internet rather than through your video subscription services. Expand your trends discussion in MD&A to discuss the negative effect “cord cutters” have had on your revenues to date, and how significant an effect this known trend will have in the future on your operations and financial condition.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 87 of Amendment No. 1.

21.                               Staff’s comment: Tell us why “it is unknown how the Open Internet Order” may affect your business.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company currently anticipates, that in light of changes to the composition of the FCC in January 2017, there may be modifications to the existing Open Internet Order or related rules.  However, at this time no specific modifications have been announced and the Company cannot predict what those modifications may be or how they would impact its business.  The Company further advises the Staff that it has revised the disclosure on page 92 of Amendment No. 1 to clarify that the existing Open

Internet Order could increase the Company’s costs and impact its ability to provide service to its customers and adversely affect its profitability.

Director Compensation, page 117

22.                               Staff’s comment: Explain the nature of the management services provided by Avista as compared to the role of your existing executive officers and board of directors. Clarify who will provide the services that Avista provided following this offering and the termination of the Financial Advisory Agreement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Avista provides the following services pursuant to the Financial Advisory Agreement: management and business; identification, analysis, support and negotiation of acquisitions and dispositions; analysis, support and negotiation of financing alternatives, including, without limitation, in connection with acquisitions, capital expenditures and refinancing of existing indebtedness; finance functions, including assistance in the preparation of financial projections; and strategic planning functions, including evaluating major strategic alternatives.  Pursuant to the terms of the Consulting Agreement, Crestview assists Avista in providing these services.  Additionally, the Company has determined that its current executive officers and board of directors are capable of providing these services as they become necessary following the offering and termination of the Financial Advisory Agreement and the Consulting Agreement.  Finally, the Company has revised the Registration Statement to provide additional detail on this agreement. Please see page 119 of Amendment No. 1.

Effect of the Distribution and this Offering, page 121

23.                               Staff’s comment: Please clarify your statement that at “the effective time of this registration statement, Parent intends to make modifications to the then-outstanding unvested equity awards held by our employees, including the named executive officers.”

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 123 of Amendment No. 1.

Combined Consolidated Statements of Changes in Stockholder’s Deficit, page F-5

24.                               Staff’s comment: Tell us why the contribution from your parent was recorded during the year ended December 31, 2016. We note, based on your disclosure on page F-16, that most of the contribution occurred on December 18, 2015.

Response: The Company acknowledges the Staff’s comment and respectfully advises that while most of the contribution to the Company’s Parent occurred on December 18, 2015, the proceeds were held at the Company’s Parent prior to distribution, which occurred during the year ended December 31, 2016.  Prior to such distribution to the Company during the year ended December 31, 2016, the Company did not have any control over the proceeds.

Segments, F-13

25.                               Staff’s comment: We note your discussion of gross profit for HSD services, Video services, and telephony services on page 52. In this regard, please tell us in detail how you considered ASC 280 and whether these different services are operating segments.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it performs an annual evaluation to determine the appropriateness of its segment disclosures in accordance with ASC 280.  The Company is managed centrally by its Chief Executive Officer, whom the Company has determined is its Chief Operating Decision Maker (“CODM”). The CODM receives monthly consolidated financial information, along with gross profit information detailed by service including (i) High Speed Data, (ii) Video, and (iii) Telephony. Although the CODM reviews this information at both the consolidated level and the product level, to assess performance by product, decisions regarding resource allocation, capital and other are made on a consolidated basis.

The CODM makes resource allocation decisions to specific operating strategies that impact the performance of the consolidated Company. The three service products mentioned above are delivered to customers through a unified network and have similarity in the type or class of customer receiving the services.  One such example is the Company’s “edge out” strategy whereby the Company expands its network footprint to neighboring communities.  The decision by the Company’s CODM to allocate capital, and other resources, is not based on product penetration or performance but, rather, the opportunity to create new customers who will purchase all services.  The cost of such “edge out” strategy is the same whether a customer subscribes to one or all of the Company’s services.  Furthermore, the decision to allocate resources to plant maintenance and to upgrade our service delivery over a unified network to the customer benefits all three product offerings and is not based on any given service product.

The Company has evaluated the product offerings in regards to ASC 280 and has concluded that because the CODM does not allocate resources by product, but instead allocates resources on a consolidated basis, the Company does not have operating segments based on services.

*  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or Brian Hecht at (212) 446-4807.

Sincerely,

/s/ Joshua N. Korff

Joshua N. Korff, P.C.

cc:                                Craig Martin
WideOpenWest, Inc.

Brian Hecht
Kirkland & Ellis LLP

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP